Exhibit 99B

Lock-Up Agreement

March 17, 2010

Apollo Gold Corporation

5655 S. Yosemite Street, Suite 200
Greenwood Village, CO 80111

-     and  -

Linear Gold Corp.

Suite 502, 2000 Barrington Street

Halifax, Nova Scotia

B3J 3K1

Re:                             Apollo Gold Corporation – Lock-Up Agreement

Dear Sirs:

1.                       The undersigned understands that Apollo Gold Corporation (“Apollo”) has entered into a binding letter of intent dated March 9, 2010 with Linear Gold Corp. (“Linear”) with respect to the combination of Linear and Apollo (or its wholly owned subsidiary) by way of a plan of arrangement (the “Arrangement”), a copy of which has been provided to the undersigned on the date hereof (the “Letter Agreement”).  The undersigned further understands that prior to completion of the Arrangement, Apollo intends to complete a private placement of common shares of Apollo (the “Common Shares”) to Linear for aggregate proceeds of CAD$25,000,000 (the “Private Placement”), of which USD$10,000,000 will be used to repay a portion of the outstanding amount (the “Initial Payment”) owed by Apollo to the undersigned and RMB Australia Holdings Limited pursuant to a project facility agreement among such parties dated as of February 20, 2009 (as amended, restated, renewed or otherwise modified from time to time, including, without limitation, pursuant to Deferral Consents dated 28 September 2009, 30 December 2009 and 25 February 2010) (the “PFA”).

2.                       Subject to paragraph (6) below, in connection with the Arrangement and in consideration of Linear completing the Private Placement, the undersigned agrees that, during the period (the “Lock-Up Period”) (a) commencing on the date upon which the Private Placement has been consummated, and (b) covering and continuing to and including December 31, 2010, the undersigned’s Fixed Income, Currencies and Commodities Group (“FICC”) will not, directly or indirectly, offer, sell, negotiate, contract to sell, hypothecate, pledge, assign, transfer, grant any warrant, right or option to purchase, encumber, loan, mortgage, make any short sale or otherwise dispose of any Common Shares, or any options or warrants to purchase any Common Shares, any securities convertible into, exchangeable for or that represent the right to receive Common Shares, or any economic interest or economic exposure in Common Shares (other than, for the avoidance of doubt, any debt interests or debt securities issuable under, related to or in connection with the PFA), whether now owned or hereinafter acquired, directly or indirectly, by FICC or with respect to which FICC has beneficial ownership (collectively, the “FICC Securities”).

3.                       The foregoing restriction is expressly agreed to prohibit FICC from engaging in any hedging or other transaction that is designed to or that may lead to or result in a sale or disposition of the FICC Securities or any economic interest or economic exposure therein, even if the FICC Securities would be disposed of by someone other than FICC.  Such prohibited hedging or other transactions include, without limitation, any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the FICC Securities or with respect to any security that includes, relates to, or derives any significant part of its value from such the FICC Securities.

4.                       Each of Apollo and Linear hereby agree and acknowledge that (a) up to and including the date of closing of the Arrangement, FICC may instruct Haywood Securities Inc. to accept and communicate to FICC, but not actively seek out, offers to purchase FICC Securities representing institutional block interest in such securities and, to the extent applicable, assist FICC in effecting trades of the FICC Securities and (b) following the date of completion of the Arrangement and for the balance of the Lock-Up Period, FICC may instruct Haywood Securities Inc. or any other broker or adviser that is approved by Apollo, acting reasonably, to assist FICC in the process of identifying institutional block interest in the FICC Securities and, to the extent applicable, assist FICC in effecting trades of the FICC Securities and (c) each of Apollo and Linear shall not unreasonably withhold consent to any trade proposed to be made in accordance with clause (a) or (b).

5.                       The undersigned also agrees and consents to the entry of stop transfer instructions with Apollo’s transfer agent and registrar against the transfer of the FICC Securities except in compliance with the foregoing restrictions.

6.                       This agreement shall terminate automatically on the earlier of (i) the date on which the Letter Agreement (or the definitive agreement superseding the Letter Agreement, as contemplated therein) has been terminated in accordance with its terms, (ii) July 2, 2010 (or such later date that Apollo, Linear, the undersigned and RMB Australia Holdings Limited agree to in writing) if the Arrangement has not been consummated in accordance with the Letter Agreement (or the definitive agreement superseding the Letter Agreement, as contemplated therein) on or prior to such date and (iii) December 31, 2010.

7.                       For the avoidance of doubt, nothing in this agreement restricts or otherwise imposes any obligations on any group, business or division of the undersigned or any affiliate of the undersigned, other than FICC.

8.                       This agreement is governed by the laws of the Province of Ontario and the laws of Canada applicable therein. The undersigned understands that Apollo and Linear are relying upon this agreement in proceeding toward consummation of the Arrangement.  The undersigned further understands that, subject to the termination provision above, this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

Dated as of this 18th day of March, 2010.

Very truly yours,

MACQUARIE BANK LIMITED

Per:	/s/ Carmel Ferguson
Name: Carmel Ferguson
Title: Executive Director

Per:	/s/ Margot Branson
Name: Margot Branson
Title: Legal Risk Management

ACCEPTED AND AGREED TO THIS 18th day of March, 2010.

APOLLO GOLD CORPORATION

By:	/s/ R. David Russell
Name: R. David Russell
Title: President & CEO

LINEAR GOLD CORP.

By:	/s/ Keith Abriel
Name: Keith Abriel
Title: